Exhibit 99.1

AMENDMENT

TO

ORMAT TECHNOLOGIES, INC.

2004 INCENTIVE COMPENSATON PLAN

On May 8, 2007, the Company’s shareholders approved an amendment to the Ormat Technologies, Inc. 2004 Incentive Compensation Plan (the “Plan”) to increase the number of shares of Common Stock authorized for issuance pursuant to the Plan by 2,500,000.

The first sentence of Section 14(a) of the Plan is hereby amended to state as follows:

“The total number of shares of Common Stock that may be made subject to Awards (all of which may be Options) under the Plan is 3,750,000 shares of Common Stock, subject to adjustment in accordance with Section 16 of the Plan.”